CE Capital Advisors, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, January 1, 2015	$ 8	$ 231,917	$ (56,090)	$ 175,835
Loss for year	-	-	(18,895)	(18,895)
Balance, December 31, 2015	$ 8	$ 231,917	$ (74,985)	$ 156,940

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.